VIA EDGAR

May 25, 2011

Kevin Vaughn

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Power Integrations, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the quarter ended March 31, 2011
Form 8-K filed on May 2, 2011
File No. 000-23441

Dear Mr. Vaughn:

Power Integrations, Inc. (the “Company”) is electronically transmitting this letter to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the comments received from the Staff contained in the letter from the Staff, dated May 19, 2011 (the “Comment Letter”), with respect to the Company’s filings listed above.

This letter will confirm that the Company intends to file its written response to the Comment Letter no later than June 17, 2011. If this is not acceptable to the Staff, please contact me at (408) 414-9610.

Sincerely,

/s/ Eric Verity

Eric Verity

Corporate Controller, Power Integrations, Inc.